SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Enzo Biochem, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

294100102

(CUSIP Number)

Sandra van der Vaart

Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Michael J. Silver

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

Telephone: +1 (212) 918-3000

March 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294100102	SCHEDULE 13D	PAGE 2

1	Names of Reporting Persons Laboratory Corporation of America Holdings
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,862,730 *
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,862,730 *

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,862,730 *
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.8% **
14	Type of Reporting Person (See Instructions) CO

*

Beneficial ownership of the common stock, par value $0.01 per share, of Enzo Biochem, Inc., a New York corporation (the “Issuer”), is being reported hereunder solely because the Reporting Person may be deemed to be the beneficial owner of such Issuer common stock by virtue of the Voting Agreements (defined in Item 4) described in Item 4 of this Schedule 13D. The shares of Issuer common stock over which the Reporting Person may be deemed to have shared voting and dispositive power include 4,862,730 outstanding shares of Issuer common stock that are currently subject to the Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Issuer common stock for any purposes other than for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

**

The calculation of the percentage is based on 49,662,821 shares of Issuer common stock issued and outstanding as of March 17, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on March 20, 2023.

CUSIP No. 294100102	SCHEDULE 13D	PAGE 3

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Enzo Biochem, Inc., a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 81 Executive Blvd., Suite 3, Farmingdale, New York 11735.

Item 2. Identity and Background

(a) – (c)	This Schedule 13D is being filed by Laboratory Corporation of America Holdings, a Delaware corporation (“Labcorp” or the “Reporting Person”).

Labcorp is a leading global life sciences company that provides vital information to help doctors, hospitals, pharmaceutical companies, researchers, and patients make clear and confident decisions. By leveraging its unparalleled diagnostics and drug development capabilities, Labcorp provides insights and accelerates innovations to improve health and improve lives. With more than 80,000 employees, Labcorp serves clients in more than 100 countries. Through its Labcorp Diagnostics (Dx) and Labcorp Drug Development (DD) segments, Labcorp provides diagnostic, drug development, and technology-enabled solutions for more than 160 million patient encounters per year, or more than 3 million per week. In addition, Labcorp supports clinical trial activity through its world-class central laboratory, preclinical, and clinical development businesses. Labcorp’s capabilities enable it to play a leading role in advancing healthcare across the globe. The principal business address of the Reporting Person is 358 South Main Street, Burlington, North Carolina, 27215. The telephone number of the Reporting Person is (336) 229-1127.

The name, business address, and present principal occupation or employment of the directors and executive officers of the Reporting Person are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e)	During the last five years, the Reporting Person has not, and to the best of its knowledge, none of the persons listed on Schedule A have been (i) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Each Stockholder (defined in Item 4) entered into a Voting Agreement (defined in Item 4) as a condition to and inducement for the Reporting Person’s willingness to enter into the Purchase Agreement (defined in Item 4). The shares of Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Person and no payments were made by or on behalf of the Reporting Person in connection with the execution of the Voting Agreements.

Item 4. Purpose of Transaction

(a) – (c)

Asset Purchase Agreement

On March 16, 2023, the Issuer and Enzo Clinical Labs, Inc., a New York corporation (the “Subsidiary” and, together with the Issuer, the “Seller”), entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Labcorp. Pursuant to the Purchase Agreement, the Seller has agreed to sell certain assets and assign certain liabilities of its clinical labs business (the “Business”) to Labcorp in exchange for approximately $146,000,000 in cash (subject to certain adjustments), on and subject to the terms and conditions set forth therein (such transaction, the “Transaction”).

CUSIP No. 294100102	SCHEDULE 13D	PAGE 4

The Purchase Agreement contains customary representations, warranties, covenants and termination rights for a transaction of this nature, including, among other things, customary covenants: (i) relating to the conduct of the Business between the signing of the Purchase Agreement and the closing of the Transaction and (ii) regarding the efforts of the parties to cause the Transaction to be consummated, including obtaining certain consents and approvals. The consummation of the Transaction is subject to the satisfaction or waiver of customary closing conditions, including the expiration or termination of any required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. In addition, closing under the Purchase Agreement is contingent on the Issuer obtaining approval of the Transaction by stockholders of Issuer holding a majority of the shares of its Common Stock outstanding.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

Voting Agreements

In connection with the entry into the Purchase Agreement, on March 16, 2023, Labcorp entered into separate Voting Agreements (the “Voting Agreements”) with each of the following stockholders: (i) Hamid Erfanian, the holder of 111,814 shares of Issuer Common Stock; (ii) Ian Walters, the holder of 19,531 shares of Issuer Common Stock; (iii) Kara Cannon, the holder of 48,260 shares of Issuer Common Stock; (iv) Mary Tagliaferri, the holder of 19,531 shares of Issuer Common Stock; (v) Patricia Eckert, the holder of 19,400 shares of Issuer Common Stock; and (vi) Brad Radoff, the holder of 4,644,194 shares of Issuer Common Stock (collectively, the “Stockholders”). The Voting Agreements provide that each Stockholder shall, among other things, vote all of the Common Stock that it beneficially owns: (i) in favor of adoption and approval of the Purchase Agreement and the Transaction; (ii) against any Alternative Transaction (as defined in the Purchase Agreement); and (iii) against any other action that is intended or could reasonably be expected to impede or interfere with or materially delay the Transaction or any other transactions contemplated by the Purchase Agreement. Each of the Stockholders granted an irrevocable proxy to the Reporting Person to vote its Common Stock in accordance with the foregoing.

The Voting Agreements and the irrevocable proxy granted to Labcorp thereunder will automatically terminate upon the occurrence of certain circumstances, including the termination of the Purchase Agreement in accordance with its terms or the closing of the Transaction.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of each agreement, a form of which is filed as Exhibit 2 hereto and incorporated herein by reference.

(d) Not applicable.

(e) Under the terms of the Purchase Agreement, the Seller may not, among other things, without the prior written consent of Labcorp (which will not be unreasonably withheld, conditioned or delayed), issue, sell, or otherwise dispose of any of the equity securities of the Subsidiary, or grant any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of the Subsidiary’s equity securities.

(f)-(i) Not applicable.

(j) Except as otherwise described herein, the Reporting Person does not presently have any plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (i) of Item 4 of this Schedule 13D (although the Reporting Person reserves the right to develop such plans).

CUSIP No. 294100102	SCHEDULE 13D	PAGE 5

Item 5. Interest in Securities of the Issuer

(a) - (b) Other than the shares of Common Stock that may be deemed to be beneficially owned by operation of the Voting Agreements, the Reporting Person does not beneficially own any shares of Common Stock. As a result of entering into the Voting Agreements, the Reporting Person may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own, for purposes of Rule 13d-3 under the Exchange Act, 4,862,730 shares of Issuer Common Stock, representing approximately 9.8% of the Issuer’s Common Stock outstanding as of March 17, 2023. The calculation of the Reporting Person’s beneficial ownership is based on 49,662,821 shares of Issuer Common Stock issued and outstanding as of March 17, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2023. Notwithstanding the foregoing, the Reporting Person hereby disclaims beneficial ownership of such shares of Issuer Common Stock for any purposes other than for purposes of Section 13(d) of the Exchange Act, and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any other purposes, the beneficial owner of the securities covered by this Schedule 13D. The disclosure set forth in Item 4 (a)-(c) is hereby incorporated by reference in this Item 5.

(c) Except as specifically set forth in this Schedule 13D, the Reporting Person has not, nor to the best knowledge of the Reporting Person, have any of the persons listed on Schedule A, effected any transaction in Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Person, none of the Reporting Person or any person named in Schedule A has or knows any other person, other than the Stockholders, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 above and the Purchase Agreement and form of Voting Agreement filed as Exhibit 1 and Exhibit 2, respectively, are incorporated herein by reference in their entirety. Except as described herein, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Asset Purchase Agreement, dated as of March 16, 2023, by and among Laboratory Corporation of America Holdings, Enzo Clinical Labs, Inc. and Enzo Biochem, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 16, 2023).

2	Form of Voting Agreement between Laboratory Corporation of America Holdings and certain Stockholders of Enzo Biochem, Inc.

CUSIP No. 294100102	SCHEDULE 13D	PAGE 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2023

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ Sandra van der Vaart
Name:	Sandra van der Vaart
Title:	Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

CUSIP No. 294100102	SCHEDULE 13D	PAGE 7

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF LABORATORY CORPORATION OF AMERICA HOLDINGS

Set forth below is the name, principal occupation or employment and citizenship of each director and executive officer of Laboratory Corporation of America Holdings. None of the directors or executive officers named below beneficially owns any Common Stock of Enzo Biochem, Inc. The principal business address of each individual listed below is 358 South Main Street, Burlington, North Carolina, 27215.

Directors of Laboratory Corporation of America Holdings

Name	Principal Occupation or Employment	Citizenship
Adam H. Schechter	Chairman and Chief Executive Officer of Laboratory Corporation of America Holdings	United States

Kerrii B. Anderson	Director of Laboratory Corporation of America Holdings, Worthington Industries, Inc., Abercrombie & Fitch Co. and The Sherwin-Williams Company	United States

Jean-Luc Bélingard	Operating Advisor to Clayton, Dubilier & Rice, LLC; Vice President of Institut Mérieux	France

Jeffrey A. Davis	Chief Financial Officer of Dollar Tree, Inc.	United States

D. Gary Gilliland, M.D., Ph.D.	President and Director Emeritus of the Fred Hutchinson Cancer Research Center	United States

Kirsten M. Kliphouse	President of Google Cloud Americas	United States

Garheng Kong, M.D., Ph.D.	Managing Partner of HealthQuest Capital	United States

Peter M. Neupert	Lead Independent Director of Laboratory Corporation of America Holdings and Adaptive Biotechnologies Corporation	United States

Richelle P. Parham	President of Global E-Commerce and Business Development of Universal Music Group	United States

Kathryn E. Wengel	Executive Vice President, Chief Technical Operations & Risk Officer, and Executive Committee Member of Johnson & Johnson	United States

R. Sanders Williams, M.D.	Professor of Medicine and Senior Advisor for Science & Technology at Duke University; President Emeritus of The J. David Gladstone Institutes; Professor of Medicine at the University of California San Francisco	United States

CUSIP No. 294100102	SCHEDULE 13D	PAGE 8

Executive Officers of Laboratory Corporation of America Holdings

Name	Principal Occupation or Employment	Citizenship

Adam H. Schechter	Chairman and Chief Executive Officer	United States

Lance V. Berberian	Executive Vice President and Chief Information and Technology Officer	United States

Brian J. Caveney, M.D.	Executive Vice President, President, Diagnostics and Chief Medical Officer	United States

Glenn A. Eisenberg	Executive Vice President and Chief Financial Officer	United States

Thomas H. Pike	President and Chief Executive Officer of Clinical Development	United States

Paul R. Kirchgraber, M.D.	Executive Vice President and Chief Executive Officer, Drug Development	United States

Mark S. Schroeder	Executive Vice President, and President, Diagnostics Laboratory Operations and Global Supply Chain	United States

Judith C. Seltz	Executive Vice President and Chief Human Resources Officer	United States

Amy B. Summy	Executive Vice President and Chief Marketing Officer	United States

Sandra D. van der Vaart	Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary	United States

Peter J. Wilkinson	Senior Vice President and Chief Accounting Officer	United States

Exhibit 2

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of [•], 2023, is by and between Laboratory Corporation of America Holdings, a Delaware corporation (“Buyer”) and [Stockholder Name] (the “Stockholder”).

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”)) of (i) the shares of common stock, par value $0.01 per share (“Common Stock”), of Seller Parent (as defined below) set forth on Schedule 1 hereto (all such shares, together with any shares of Common Stock that are hereafter issued to, or otherwise acquired or owned (including beneficial ownership) by, the Stockholder prior to the termination of this Agreement, being referred to herein as the “Subject Shares”), and (ii) certain outstanding options to purchase shares of Common Stock (“Seller Parent Stock Options”);

WHEREAS, concurrently with the execution hereof, Buyer, Enzo Clinical Labs, Inc., a New York corporation (“Seller”) and Enzo Biochem, Inc., a New York corporation (“Seller Parent”) are entering into an Asset Purchase Agreement, dated as of the date hereof and as it may be amended from time to time (the “Asset Purchase Agreement”), which provides, among other things, for Seller and Seller Parent to sell, assign, and transfer the Acquired Assets to Buyer, upon the terms and subject to the conditions set forth in the Asset Purchase Agreement (the “Sale”) (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Asset Purchase Agreement); and

WHEREAS, as a condition to its willingness to enter into the Asset Purchase Agreement, Buyer has required, as a material inducement and in consideration therefor, that the Stockholder (solely in the Stockholder’s capacity as a holder of the Subject Shares and Seller Parent Stock Options) agree to enter into this Agreement and abide by the covenants and agreements contained herein with respect to the Subject Shares.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

AGREEMENT TO VOTE

Section 1.1 Agreement to Vote. Subject to the terms of this Agreement, the Stockholder hereby irrevocably and unconditionally agrees that, during the time this Agreement is in effect, at any annual or special meeting of the stockholders of Seller Parent, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of Seller Parent, the Stockholder shall, in each case, to the fullest extent that the Subject Shares are entitled to vote thereon: (a) cause all of the Subject Shares to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted if another Person is the holder of record of any Subject Shares beneficially owned by the Stockholder), or deliver (or cause to be delivered) a written consent with respect to, all of the Subject Shares (i) in favor of the adoption and approval of the Asset Purchase Agreement and the approval of the Sale, (ii) against any Alternative Transaction, and (iii) against any other action that is intended or could reasonably be expected to impede or interfere with or materially delay the Sale or any other transactions contemplated by the Asset Purchase Agreement. Until the Closing, the Stockholder shall retain at all times the right to vote the Subject Shares in the Stockholder’s sole discretion, and without any other limitation, on any matters other than those set forth in this Section 1.1 that are at any time or from time to time presented for consideration to Seller Parent’s stockholders generally.

Section 1.2 Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any and all previous proxies granted with respect to the Subject Shares. By entering into this Agreement, the Stockholder hereby grants a proxy appointing Buyer as the Stockholder’s attorney-in-fact and proxy, with full power of substitution, for and in the Stockholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power solely to the extent and in accordance with Section 1.1 above as Buyer or its proxy or substitute shall, in Buyer’s sole discretion, deem proper with respect to the Subject Shares. The proxy and related interest granted by the Stockholder pursuant to this Section 1.2 is irrevocable and is granted in consideration of Buyer entering into this Agreement and Asset Purchase Agreement and incurring certain related fees and expenses. The proxy granted by the Stockholder shall not be exercised to vote, consent or act on any matter except as contemplated by Section 1.1 above. Notwithstanding anything herein to the contrary, the proxy granted by the Stockholder shall be revoked, terminated and of no further force or effect, automatically and without further action, upon termination of this Agreement in accordance with Section 5.2 hereof. The Stockholder shall, to the extent requested by Seller Parent, promptly use commercially reasonable efforts to cause each other Person having voting power with respect to any of the Subject Shares to execute and deliver to Seller Parent a proxy with respect to such Subject Shares, which shall be identical to the proxy in this Section 1.2.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Buyer that:

Section 2.1 Authority; Binding Agreement. The Stockholder has all requisite legal right, power, authority and capacity to execute, deliver and perform the Stockholder’s obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

2

Section 2.2 Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, (a) violate any Law or Governmental Order applicable to the Stockholder or the Subject Shares or Seller Parent Stock Options, (b) require any consent, approval, order, authorization or other action by, or filing with or notice to, any Person (including any Governmental Authority) under, violate or constitute a default (with or without the giving of notice or the lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Liens on the Subject Shares or Seller Parent Stock Options pursuant to, any (i) Contract, agreement, trust, commitment, order, judgment, writ, stipulation, settlement, award, decree or other instrument binding on the Stockholder or the Subject Shares and Seller Parent Stock Options or (ii) any applicable Law, in case of each of clauses (a) and (b), except as would not, individually or in the aggregate, reasonably be expected to adversely affect the ability of the Stockholder to perform the Stockholder’s obligations under this Agreement in any material respect or to consummate the transactions contemplated hereby in a timely manner.

Section 2.3 Ownership of Subject Shares and Seller Parent Stock Options; Total Shares. The Stockholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Subject Shares and Seller Parent Stock Options and has good and marketable title to the Subject Shares and Seller Parent Stock Options free and clear of any Liens, except for Liens as may be applicable under the Securities Act of 1933 (the “Securities Act”) or other applicable securities Laws. Except pursuant to this Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire all or any portion of the Subject Shares and/or Seller Parent Stock Options. Except for the Subject Shares and Seller Parent Stock Options, the Stockholder is not the record or beneficial owner of any (a) Common Stock or voting securities of Seller Parent or (b) options, warrants or other rights to acquire, or securities convertible into or exchangeable for (in each case, whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing), any capital stock, voting securities or securities convertible into or exchangeable for Common Stock or other voting securities of Seller Parent.

Section 2.4 Voting Power. Other than as provided in this Agreement, the Stockholder has full voting power with respect to all of the Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Subject Shares and Seller Parent Stock Options. None of the Subject Shares are subject to any stockholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided hereunder.

Section 2.5 Reliance. The Stockholder has been represented by or had the opportunity to be represented by independent counsel of the Stockholder’s own choosing and has had the right and opportunity to consult with such counsel, and to the extent, if any, that the Stockholder desired, the Stockholder availed itself of such right and opportunity. The Stockholder understands and acknowledges that Buyer is entering into the Asset Purchase Agreement in part in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

Section 2.6 Absence of Litigation. With respect to the Stockholder, as of the date hereof, there is no Action pending against, or, to the knowledge of the Stockholder, threatened in writing against, and there is no Governmental Order imposed upon, the Stockholder or any of the Subject Shares and Seller Parent Stock Options that could reasonably be expected to prevent or materially delay or impair the consummation by the Stockholder of the transactions contemplated by this Agreement or otherwise adversely impact the Stockholder’s ability to perform the Stockholder’s obligations hereunder in any material respect.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Stockholder that:

Section 3.1 Organization; Authorization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of State of Delaware. The consummation of the transactions contemplated hereby are within Buyer’s corporate power and have been duly authorized by all necessary corporate actions on the part of Buyer. Buyer has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

Section 3.2 Binding Agreement. Buyer has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

ARTICLE IV

ADDITIONAL COVENANTS OF THE STOCKHOLDER

The Stockholder hereby covenants and agrees that until the valid termination of this Agreement in accordance with Section 5.2:

Section 4.1 No Transfer; No Inconsistent Arrangements. Except as provided hereunder or under the Asset Purchase Agreement, from and after the date hereof and until this Agreement is validly terminated in accordance with Section 5.2, the Stockholder shall not, directly or indirectly, (a) create or permit to exist any Liens, other than Liens as may be applicable under the Securities Act or other applicable securities Laws, on all or any portion of the Subject Shares and/or Seller Parent Stock Options, (b) transfer, sell, assign, gift, hedge, pledge or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), all or any portion of the Subject Shares or Seller Parent Stock Options, or any right or interest therein (or consent to any of the foregoing), (c) enter into any Contract with respect to any Transfer of the Subject Shares or Seller Parent Stock Options, or any interest therein, (d) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to all or any portion of the Subject Shares or Seller Parent Stock Options, (e) deposit or permit the deposit of all or any portion of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to all or any portion of the Subject Shares, or (f) take or permit any other action that would in any way restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder or

4

the transactions contemplated hereby or otherwise make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect or seek to do or solicit any of the foregoing actions, or cause or permit any other Person to take any of the foregoing actions. Without limiting the generality of the foregoing, during the time this Agreement is in effect, the Stockholder shall not tender, agree to tender or cause or permit to be tendered all or any portion of the Subject Shares into or otherwise in connection with any tender or exchange offer. Any action taken in violation of the foregoing sentence shall be null and void ab initio and the Stockholder agrees that any such prohibited action may and should be enjoined. If any involuntary Transfer of all or any portion of the Subject Shares or Seller Parent Stock Options shall occur (including, if applicable, a sale by the Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares and/or Seller Parent Stock Options subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement in accordance with Section 5.2. The Stockholder agrees that it shall not, and shall cause the Stockholder’s Affiliates, as applicable, not to, become a member of a “group” (as defined under Section 13(d) of the Exchange Act) with respect to any securities in Seller Parent for the purpose of opposing or competing with or taking any actions inconsistent with the Transactions contemplated by the Asset Purchase Agreement. Notwithstanding the foregoing, the Stockholder may make Transfers of Subject Shares and/or Seller Parent Stock Options (i) to any “Permitted Transferee” (as defined below), in which case any such transferred Subject Shares and/or Seller Parent Stock Options shall continue to be bound by this Agreement and provided that any such Permitted Transferee agrees in writing to be bound by the terms and conditions of this Agreement prior to the consummation of any such Transfer, or (ii) as Buyer may otherwise agree in writing in its sole discretion. A “Permitted Transferee” means, with respect to any Stockholder, (A) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild, or the spouse of any child, adopted child, grandchild, or adopted grandchild of the Stockholder, (B) any charitable organization described in Section 170(c) of the Code, (C) any trust, the beneficiaries of which include only the Persons named in clause (A) or (B) of this definition, or (D) any corporation, limited liability company, or partnership, the stockholders, members, and general or limited partners of which include only the Persons named in clause (A) or (B) of this definition.

Section 4.2 Actions. The Stockholder agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Seller, Seller Parent or Buyer or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or Asset Purchase Agreement or the consummation of the Sale, including any Action (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Asset Purchase Agreement or (ii) alleging breach of any fiduciary duty of any Person in connection with the negotiation of, entry into, or performance of, the Asset Purchase Agreement or the transactions contemplated thereby.

Section 4.3 No Agreement as Director or Officer. The Stockholder signs this Agreement in the Stockholder’s capacity as a holder of the Subject Shares and Seller Parent Stock Options, and the Stockholder makes no agreement or understanding in this Agreement in the Stockholder’s capacity as a director or officer of Seller Parent or any of its affiliates (including the Seller), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by the Stockholder in the Stockholder’s capacity as a director or officer of Seller Parent or any of its affiliates (including the Seller); or (b) will be construed to prohibit, limit, or restrict the Stockholder from exercising the Stockholder’s fiduciary duties in the Stockholder’s capacity as an officer or director of Seller Parent or any of its affiliates (including the Seller).

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Section 4.4 No Solicitation. Subject to Section 5.15, the Stockholder shall not, and shall not permit or authorize any of the Stockholder’s representatives to, directly or indirectly, (a) initiate, solicit or knowingly encourage (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Alternative Transaction, (b) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person (other than the Parties to the Asset Purchase Agreement and their representatives) any non-public information in connection with, or for the purpose of, encouraging any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Alternative Transaction, (c) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, license agreement, merger agreement, acquisition agreement or other similar agreement providing for an Alternative Transaction, or (d) agree to do any of the foregoing. The Stockholder shall, and shall instruct and cause the Stockholder’s representatives to, immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to an Alternative Transaction, cease providing any information with respect to Seller Parent, Seller or the Business to such Person and request the prompt return or destruction of all confidential information concerning Seller Parent, Seller and the Business in such Person’s possession or control.

Section 4.5 Adjustments; Additional Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock of Seller Parent that affects the Subject Shares, the terms of this Agreement shall apply to the resulting securities. In the event that the Stockholder acquires any additional shares of Common Stock or other interests in or with respect to Seller Parent, such shares of Common Stock or other interests shall, without further action of the parties hereto, be subject to the provisions of this Agreement, and the number of the Subject Shares of the Stockholder will be deemed amended accordingly. The Stockholder shall promptly notify Buyer of any such event.

ARTICLE V

MISCELLANEOUS

Section 5.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed provided to a party hereto (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Notices and other communications to a party hereto shall be addressed as follows: (a) if to Buyer, in accordance with the provisions of the Asset Purchase Agreement and (b) if to the Stockholder, to the Stockholder’s address, facsimile address or e-mail address set forth on a signature page hereto, or to such other address, facsimile address or e-mail address the Stockholder may hereafter specify in writing for the purpose by notice to each other party hereto.

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Section 5.2 Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the first to occur of (a) the valid termination of the Asset Purchase Agreement in accordance with its terms, (b) the Closing, and (c) the mutual written consent of each of the parties hereto. Upon termination of this Agreement, no party hereto shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 5.2 shall relieve any party hereto from liability for any willful breach of this Agreement or from fraud prior to termination of this Agreement and (ii) the provisions of this Article V shall survive any termination of this Agreement.

Section 5.3 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing signed by Buyer and the Stockholder. No waiver by any party hereto of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Stockholder (if such waiver is made by the Stockholder) or Buyer (if such waiver is made by Buyer) nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 5.4 Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses, whether or not the Sale is consummated.

Section 5.5 Binding Effect; No Third Party Beneficiaries; Assignment. The parties hereto hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other party hereto, except to the extent that such rights, interests or obligations are assigned pursuant to a Transfer expressly permitted under Section 4.1. No assignment by any party hereto shall relieve such party hereto of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

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Section 5.6 Governing Law; Jurisdiction.

(a) This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and enforced in accordance with, the internal laws of the State of New York, including its statutes of limitations. Any legal action or other proceeding brought for the enforcement of this Agreement or because of an alleged breach, dispute, default or misrepresentation regarding any provision of this Agreement shall be brought exclusively in the state and federal courts sitting in The City of New York, Borough of Manhattan, and any appellate courts from any appeal thereof, and each party hereto irrevocably submits to the jurisdiction of each such courts in any such proceeding, and waives any objection it may now or after the Closing Date have to venue or to convenience of forum. The parties hereto agree that any of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained-for agreement of the parties hereto irrevocably to waive any objections to venue or to convenience of forum. Process in any such proceeding may be served on any party hereto anywhere in the world.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH (INCLUDING THE ASSET PURCHASE AGREEMENT) OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 5.6(b).

Section 5.7 Counterparts. This Agreement may be executed and delivered in counterpart signature pages executed and delivered via facsimile or electronic mail, and any such counterpart executed and delivered via facsimile transmission or via electronic mail will be deemed an original for all intents and purposes.

Section 5.8 Entire Agreement. This Agreement (including the schedules attached hereto) constitute the entire agreement and supersede all other prior agreements and understandings (both written and oral) between the parties hereto with respect to the subject matter hereof.

Section 5.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is deemed unenforceable, such provision shall be deemed to be reformed and modified to the minimum amount required to make such provision enforceable.

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Section 5.10 Specific Performance. The Stockholder agrees that irreparable damage would occur in the event that any provision of this Agreement were not performed by the Stockholder in accordance with its specific terms or is otherwise breached and that Buyer shall be entitled to specific performance in such event, in addition to any other remedy at law or in equity. The Stockholder agrees that, in the event of any breach or threatened breach by the Stockholder of any covenant or obligation contained in this Agreement, Buyer shall be entitled to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. In circumstances where the Stockholder is obligated to take (or not to take) any action required by this Agreement and such action has not been taken (or has been taken), the Stockholder expressly acknowledges and agrees that Buyer shall have suffered irreparable harm, that monetary damages will be inadequate to compensate Buyer, and that Buyer shall be entitled to seek specific performance of the Stockholder’s obligation to take (or not to take) such action. The Stockholder further agrees that neither Buyer, nor any other Person, shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.10, and the Stockholder irrevocably waives any right the Stockholder may have to require the obtaining, furnishing or posting of any such bond or similar instrument. No exercise of a remedy available to Buyer shall be deemed an election excluding any other remedy available to Buyer (any such claim by the Stockholder being hereby waived).

Section 5.11 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.12 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party hereto acknowledges is the result of extensive negotiations between the parties hereto; accordingly, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

Section 5.13 Further Assurances. Buyer and the Stockholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations, to perform their respective obligations under this Agreement.

Section 5.14 Interpretation. Unless the context clearly requires otherwise, references to the plural include the singular, to the singular include the plural, to the part include the whole and to the whole include the part. References to “Articles,” “Sections,” and “Schedules” are to Articles, Sections and Schedules of this Agreement unless otherwise specifically provided. All words used in this Agreement will be construed to be of such gender or gender neutral as the context requires. A reference to any Person includes its permitted successors and permitted assigns. For purposes of this Agreement, (a) the words “include,” “includes” and “including” are not limiting and shall be deemed to be followed by the words “without limitation” unless context requires otherwise; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto,” “hereunder” and words of like import shall refer to this Agreement as a whole and not to any particular section or subdivision of this Agreement.

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Section 5.15 Capacity as Stockholder. Notwithstanding anything herein to the contrary, (a) the Stockholder signs this Agreement solely in the Stockholder’s capacity as a Stockholder of Seller Parent, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of the Stockholder in the Stockholder’s capacity as an officer and director of Seller Parent, and (b) nothing herein shall in any way restrict a director or officer of Seller Parent in the taking of any actions (or failure to act) in his or her capacity as a director or officer of Seller Parent, or in the exercise of his or her fiduciary duties as a director or officer of Seller Parent, or prevent or be construed to create any obligation on the part of any director or officer of Seller Parent from taking any action in his or her capacity as such director or officer.

Section 5.16 No Agreement Until Executed. This Agreement shall not be effective unless and until (a) the Asset Purchase Agreement is executed by all parties thereto, and (b) this Agreement is executed by all parties hereto.

Section 5.17 No Ownership Interest. Except as otherwise provided herein, nothing contained in this Agreement shall be deemed to vest in Buyer any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belonging to the Stockholder, and Buyer shall not have any authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of Seller Parent or exercise any power or authority to direct the Stockholder in the voting of any of the Subject Shares, except as expressly provided herein.

[Signature Page Follows]

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The parties hereto are executing this Agreement on the date set forth in the introductory clause.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:
Name:
Title:

[Signature Page to Support Agreement]

STOCKHOLDER

By:
Name:
Address:
Facsimile: Email Address:

[Signature Page to Support Agreement]

SCHEDULE 1

OWNERSHIP OF SUBJECT SHARES

Stockholder	Number of Subject Shares as of the date of this Agreement	Number of Outstanding Seller Parent Stock Options as of the date of this Agreement